                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)1

                            FALCONSTOR SOFTWARE, INC.
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                                (Name of issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
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                         (Title of class of securities)

                                   306137 10 0
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                January 15, 2001
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             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  The  Schedules  filed in paper format shall  include a signed original  and five copies of the  schedule,  including  all  exhibits.  See Rule
13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

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1       The  remainder  of this cover  page shall be filled out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The  information  required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

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CUSIP No. 74833H 10 0                       13D        Page 2 of 7 Pages
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      1       NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                           ReiJane Huai
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      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) |_|
                                                                    (b) |_|
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      3       SEC USE ONLY

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      4       SOURCE OF FUNDS*
                          PF, OO
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      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                             |_|
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      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                          United States
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  NUMBER OF            7        SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   10,824,260 shares
OWNED BY EACH
  REPORTING
 PERSON WITH
              ------------------------------------------------------------------
                       8        SHARED VOTING POWER

                                            0 shares
              ------------------------------------------------------------------
                       9        SOLE DISPOSITIVE POWER

                                            10,824,260 shares
              ------------------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER

                                            0 shares
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      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          10,824,260 shares
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      12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*  |_|
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      13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          24.2%
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      14      TYPE OF REPORTING PERSON*

                          IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 74833H 10 0                       13D        Page 3 of 7 Pages
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            The following  constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the "Schedule 13D"). Except as specifically  amended by this
Amendment No. 1, the Schedule 13D remains in full force and effect.  Capitalized terms used in this  Amendment No.1 but not defined herein shall have the meaning set forth in the Schedule 13D.

            Item 6 is amended in its entirety to read as follows:

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to
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         Securities of the Issuer.
         -------------------------

            Prior to the Merger, the Reporting Person and the other stockholders of the  Issuer who  received  shares of Common  Stock in the  Merger  executed a lock-up agreement (the "Lock-Up  Agreement") which provided that the sale of the shares of Common  Stock they  acquired in the Merger  were  subject to a lock-up until August 22, 2002. In January 2002,  certain of the stockholders  subject to the Lock-up  Agreement,  including the Reporting Person,  agreed to extend their lock-up until April 30, 2003 (the "Extended  Lock-Up").  In connection  with the
Extended  Lock-Up,  the Board of  Directors  obtained  the  approval  of certain principal  stockholders  of the Issuer,  including the Reporting  Person,  Barry
Fingerhut,  Marilyn  Rubenstein,  Irwin Lieber,  Barry  Rubenstein,  and certain investment  partnerships  affiliated  with  Messrs.  Lieber and  Rubenstein  who directly  own shares of Common  Stock being Seneca  Ventures,  Woodland  Venture
Fund,  Woodland Partners,  Wheatley Partners,  L.P.,  Wheatley Foreign Partners,
L.P.,  Wheatley Partners II, L.P.,  Wheatley Partners III, L.P., Whatley Foreign
Partners  III,  L.P.,  and Wheatley  Associates  III,  L.P.  (collectively,  the
"Principal  Stockholders")  to  provide  that in the  event  that  the  Board of
Directors  releases  shares of Common Stock from the Lock-Up  Agreement prior to
April 30, 2003, that the shares held by the Principal  Stockholders  will not be released from the Lock-Up Agreement until all other stockholders  subject to the
Lock-Up  Agreement have been given the opportunity to elect to have all of their shares of Common Stock subject to the Lock-Up  Agreement  released by the Issuer for sale.  No shares of Common  Stock  owned by the  Reporting  Person  has been released from the Lock-Up Agreement.

            Item 7 is amended to include the following:

Item 7.  Materials to be Filed as Exhibits.
         ---------------------------------

            The following documents are filed herewith:

            Form of Lock-Up  Agreement  dated  January 2002 by and among the
Issuer and certain stockholders of the Issuer.

            [The remainder of this page was purposely left blank.]

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CUSIP No. 74833H 10 0                       13D        Page 4 of 7 Pages
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                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2002

                                  /s/ ReiJane Huai
                                  ----------------------------------------------
                                  ReiJane Huai

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CUSIP No. 74833H 10 0                       13D        Page 5 of 7 Pages
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                                  Exhibit Index

            The following document is filed herewith:

            (a) Form of Lock-Up  Agreement  dated  January 2002 by and among the Issuer and certain stockholders of the Issuer.

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CUSIP No. 74833H 10 0                       13D        Page 6 of 7 Pages
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                                  Exhibit (a)

                   FALCONSTOR SOFTWARE, INC. LOCK-UP AGREEMENT

As of January 7, 2002

Stockholder

To Whom It May Concern:

            Pursuant  to an  Agreement  and Plan of Merger  and  Reorganization,
dated as of May 4, 2001 (the  "Agreement"),  Empire  Acquisition Corp., a wholly owned  subsidiary  of Network  Peripherals  Inc.  ("NPI"),  merged with and into
FalconStor,  Inc. (the "Merger"),  with the surviving  entity called  FalconStor
Software, Inc. (the "Company").  To induce NPI to enter into the Agreement,  the undersigned,  during the period  that  commenced  on August 22, 2001 and ends on
August 22, 2002 (the "Lock-Up Period"):

                  (i) agreed not to, directly or indirectly sell, offer to sell, contract to sell (including,  without  limitation,  any short sale), grant any option to  purchase  or  otherwise  transfer or dispose of
            (other  than  to  donees  who  agree  to  be  similarly  bound)  any securities  received  by the  undersigned  in  connection  with  the
            Merger; and

                  (ii)   acknowledged   that  following  August  22,  2001,  the
            Company's  Board of Directors may, in its sole  discretion,  release any  or  all  of  the  shares  held  by  the  undersigned  from  the obligations  of this letter prior to the  expiration  of the Lock-Up
            Period.

            As set forth in the attached letter, the Board of Directors believes it would be beneficial for all  stockholders  to extend the Lock-Up Period until
April 30, 2003. By executing this letter, you agree to extend the Lock-Up Period
(the  "Lock-Up   Extension")  until  and  including  April  30,  2003,  and  you acknowledge the beneficial benefits to you of this extension.

            Furthermore, the Lock-Up Extension will not be effective unless 100%
of all  stockholders  subject  to the  Lock-Up  Period  agree to the  extension.
Finally, in order to facilitate an orderly sale of stock subject to the lock-up, if the Board of Directors decides to release any shares before the expiration of the Lock-Up Extension, the undersigned will be required and agrees to use either
HD Brous &  Co., Inc.,  Ladenberg,  Thalman & Co., Inc., Wien Securities
Corp. or Janney  Montgomery  Scott LLC, as the undersigned  indicates below. You can sell  shares  though  such  brokers  during the  limited  time period of the release.  Any release of shares not sold during such period shall remain subject to the Lock-Up Extension.

            The undersigned  hereby represents and warrants that the undersigned has full power and authority to execute this letter and enter the agreements set forth  herein,  and  that,  upon  request,  the  undersigned  will  execute  any additional  documents  necessary or desirable in connection with the enforcement hereof.

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CUSIP No. 306137 10 0                   13D       Page 7 of 7 Pages
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            All  authority  herein  conferred  or agreed to be  conferred  shall survive the death or incapacity of the  undersigned  and any  obligations of the
undersigned  shall  be  binding  upon  the  heirs,   personal   representatives,
successors, and assigns of the undersigned.

                                Very truly yours,

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                                Stockholder's Signature

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Name and Address                                                  Stockholder

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Social Security or Taxpayer Identification No.

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Number of shares of FalconStor Software, Inc. Common
Stock owned beneficially or of record:
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Certificate Numbers:

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Broker choice (if you are already a registered broker-
dealer, please provide the name of your brokerage firm):
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E-mail address:

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Facsimile number:

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Telephone No. (Day):

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Telephone No. (Night):

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Cellular Telephone No.

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